Exhibit 99.1

Execution Version

Dated 11 September 2023

HALEON PLC
and

PFIZER INC.

Share Purchase Deed

THIS DEED is made on 11 September 2023 between:

(1)	HALEON PLC, a public limited company incorporated in England with company number 13691224 whose registered office is at Building 5, First Floor, The Heights, Weybridge, Surrey, England KT13 0NY (the Company); and

(2)	PFIZER INC., a corporation incorporated under the laws of Delaware whose registered office is at 66 Hudson Boulevard East, New York, New York 10001-2192 (Pfizer).

WHEREAS:

(A)	Pfizer beneficially holds Ordinary Shares (as defined below).

(B)	The Company and Pfizer have agreed that the Company may make off-market purchases of Ordinary Shares from Pfizer (or its nominee(s)) in accordance with the Pfizer Buyback Resolution (as defined below).

(C)	Such off-market purchases of Ordinary Shares may be made on such number of occasions as the Company and Pfizer may agree in conjunction with a Share Offering (as defined below).

(D)	This Deed sets out the terms and conditions of any such off-market purchase referred to in Recital (B) and constitutes the contract required by section 694 of the Companies Act 2006 for such off-market purchases of its own shares by the Company.

IT IS AGREED as follows:

1.	Definitions and interpretation

In this Deed, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1	Definitions

Approved Price Range means a price per Ordinary Share (exclusive of stamp duty and expenses) that is:

(a)	greater than or equal to the nominal value of an Ordinary Share at the relevant time (being £0.01 at the date of this Deed); and

(b)	less than or equal to the higher of:

(i)	an amount equal to 105 per cent. of the average of the midmarket quotations for an Ordinary Share as derived from The Daily Official List of The London Stock Exchange for the five Trading Days immediately preceding the day on which the Ordinary Share is contracted to be purchased; and

(ii)	an amount equal to that stipulated by Commission-adopted Regulatory Technical Standards pursuant to Article 5(6) of the Market Abuse Regulation (2014/596/EU) as it forms part of the law of the United Kingdom by virtue of the European Union Withdrawal Act 2018 (it being acknowledged by the parties that for the purposes of an off-market purchase pursuant to this Deed, such amount shall be the last independent trade of an Ordinary Share on the Main Market immediately preceding the day on which the Ordinary Share is contracted to be purchased);

Consideration Percentage has the meaning given in Clause 2.1.6;

Counter-Notification Deadline has the meaning given in Clause 3.1.1;

Encumbrance means any pledge, mortgage, charge, lien or encumbrance or other claim;

FSMA means the Financial Services and Markets Act 2000, including any regulations made pursuant thereto;

GSK Buyback Contract means the share purchase deed between the Company and Glaxo Group Limited and the SLPs dated on or around the date of this Deed;

GSK Buyback Resolution means a special resolution of the Company's members approving the terms of the GSK Buyback Contract pursuant to section 694 of the Companies Act 2006 and authorising the Company to make off-market purchases from Glaxo Group Limited and the SLPs (or their respective nominee(s));

Listing Rules means the Listing Rules made by the Financial Conduct Authority pursuant to section 73A of FSMA, as amended from time to time;

Main Market means the main market for listed securities of London Stock Exchange plc;

Off-Market Purchase Completion means completion of any off-market purchase of Ordinary Shares from Pfizer (or its nominee(s)) by the Company in accordance with Clause 4;

Ordinary Share means an ordinary share of £0.01 in the capital of the Company;

Pfizer Buyback Resolution means a special resolution of the Company's members approving the terms of this Deed pursuant to section 694 of the Companies Act 2006 and authorising the Company to make off-market purchases from Pfizer (or its nominee(s));

Pfizer Group means (i) Pfizer; and (ii) any entity which is directly or indirectly wholly-owned by Pfizer from time to time;

Price has the meaning given in Clause 2.1.5;

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Shareholder Approval means the approval by the Company's eligible members of the GSK Buyback Resolution and the Pfizer Buyback Resolution;

Share Offering means any offer or sale of Ordinary Shares by Pfizer (or its nominee(s)) by way of or including, without limitation, an institutional placement and/or pursuant to a registered securities offering under the Securities Act of 1933, as amended, or pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements thereof, whether to persons located in the United Kingdom, United States and/or in any other jurisdiction excluding, for the avoidance of doubt, any sale of Ordinary Shares to the Company pursuant to this Deed;

Share Offering Price means, in respect of any Share Offering, the price at which each Ordinary Share is to be sold in such Share Offering (as determined through a bookbuilding process or otherwise);

SLPs means (i) GSK (No.1) Scottish Limited Partnership, a private fund limited partnership registered in Scotland with registration number SL035527 and whose principal place of business is at 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ; (ii) GSK (No.2) Scottish Limited Partnership, a private fund limited partnership registered in Scotland with registration number SL035526 and whose principal place of business is at 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ; and (iii) GSK (No.3) Scottish Limited Partnership, a private fund limited partnership registered in Scotland with registration number SL035525 and whose principal place of business is at 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ; and

Trading Day means any day during which the Ordinary Shares are traded on the Main Market.

1.2	Interpretation

1.2.1	The Interpretation Act 1978 shall apply to this Deed in the same way as it applies to an enactment.

1.2.2	References to a statutory provision include any subordinated legislation made from time to time under that provision.

1.2.3	References to a statutory provision include that provision as from time to time modified, supplemented, replaced or re-enacted so far as such modification, supplement, replacement or re-enactment applies or is capable of applying to any transactions entered into in accordance with this Deed.

1.2.4	References in this Deed to clauses are to Clauses of this Deed.

1.2.5	Headings shall be ignored in construing this Deed.

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2.	Right to make off-market purchases of Ordinary Shares

2.1	Subject to and in accordance with the provisions of this Deed, the Company shall be entitled to make an off-market purchase of Ordinary Shares from Pfizer (or its nominee(s)), provided that:

2.1.1	Shareholder Approval has been obtained;

2.1.2	the proposed off market purchase is undertaken in conjunction with a Share Offering;

2.1.3	the proposed off-market purchase will, when aggregated with any other related party transactions (as such term is defined in the Listing Rules) entered into between the Company or any member of its corporate group and Pfizer or any member of the Pfizer Group (or an associate (as such term is defined in the Listing Rules) of any such person) within the previous 12 months and which has not been approved by the Company's members, be treated as a "small" or "smaller" related party transaction under Listing Rule 11;

2.1.4	the proposed off-market purchase will not result in more than 4.99 per cent. of the Company's issued ordinary share capital as at the date of the relevant off-market purchase, having been purchased from Pfizer (or its nominee(s)) pursuant to this Deed within the previous 12 months;

2.1.5	the price payable by the Company to Pfizer (or its nominee(s)) for any off-market purchase of an Ordinary Share shall be determined in accordance with Clause 2.2 (the Price);

2.1.6	the consideration payable by the Company to Pfizer (or its nominee(s)) for any off-market purchase pursuant to this Deed expressed as a percentage of the Company's market capitalisation at the date of such off-market purchase (the Consideration Percentage) will not (when aggregated with the Consideration Percentage for any other purchases by the Company from Pfizer (or its nominee(s)) pursuant to this Deed within the previous 12 months) exceed 4.99 per cent.; and

2.1.7	written confirmation has been received from a sponsor in accordance with Listing Rule 11.1.10R(2)(b) (if required).

2.2	Price

The Price payable by the Company to Pfizer (or its nominee(s)) for each Ordinary Share in Sterling shall be equal to the Share Offering Price applicable to the relevant Share Offering in conjunction with which the proposed off-market purchase is agreed, provided that the Price is within the Approved Price Range.

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3.	Procedure for off-market purchases

3.1	In respect of any off-market purchase:

3.1.1	the Company or Pfizer may, in its absolute discretion, notify the other party by email and otherwise in accordance with Clause 7 of:

(a)	the number of Ordinary Shares it wishes to purchase or sell, as the case may be; and

(b)	the proposed completion date for such off-market purchase and the time by which a counter-notification in accordance with Clause 3.1.2 must be received for the off-market purchase to be declined, which shall be no less than 24 hours (or such other time period as may be agreed between the relevant parties in writing) after receipt of such notice (the Counter-Notification Deadline);

3.1.2	on receipt of any notification pursuant to Clause 3.1.1, Pfizer shall be bound to sell or procure the sale of, and the Company shall be bound to purchase, the number of Ordinary Shares specified in the notification given under Clause 3.1.1 at the Price (determined in accordance with Clause 2.2) at the relevant Off-Market Purchase Completion, unless the party receiving the notification pursuant to Clause 3.1.1 (acting in its absolute discretion) provides to the other party a counter-notification by email and otherwise in accordance with Clause 7, by no later than the Counter-Notification Deadline, to decline to purchase or sell off-market (as the case may be), such number of Ordinary Shares on the terms specified in the notification given under Clause 3.1.1.

3.1.3	If Pfizer or the Company provides a counter-notification to the other party pursuant to and in accordance with Clause 3.1.2, then no party shall have any obligation to purchase or sell such Ordinary Shares as were specified in the notification given under Clause 3.1.1.

3.2	Subject to applicable law, each party shall provide the other party with a reasonable opportunity to comment on any references to any proposed off-market purchase in any announcement relating to such an off-market purchase.

3.3	For the avoidance of doubt, Pfizer shall be entitled to sell Ordinary Shares in the Company other than pursuant to this Deed.

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4.	Off-Market Purchase Completion

4.1	On any Off-Market Purchase Completion:

4.1.1	the Company (or its nominated broker(s), acting on its behalf) shall pay Pfizer (or its nominated broker(s), acting on its behalf) an amount equal to the product of (i) the number of Ordinary Shares that are the subject of the relevant off-market purchase; and (ii) the Price payable for each Ordinary Share in accordance with Clause 2.2; and

4.1.2	Pfizer shall transfer (or procure the transfer by its nominated broker(s), acting on its behalf) to the Company (or its nominated broker(s), acting on its behalf) the Ordinary Shares the subject of the relevant off-market purchase.

4.2	An Off-Market Purchase Completion shall take place at the same time as, or immediately following and on the same business day as, settlement of the relevant Share Offering in conjunction with which the relevant off-market purchase is undertaken. For the avoidance of doubt, an Off-Market Purchase Completion shall not occur (and the parties shall not be obliged to proceed with the relevant off-market purchase) unless settlement of the relevant Share Offering in conjunction with which the relevant off-market purchase is undertaken occurs.

4.3	If any condition in Clause 2.1 is not or ceases to be satisfied in respect of any proposed off-market purchase, neither the Company (or its nominated broker(s), acting on its behalf) nor Pfizer (or its nominated broker(s), acting on its behalf) shall have any obligations to proceed with the relevant proposed off-market purchase or any claim against the other to require the other to proceed with the proposed off-market purchase.

4.4	Ordinary Shares sold in an off-market purchase pursuant to this Deed shall be sold free from Encumbrances.

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5.	Termination

5.1	Subject to Clause 5.2, this Deed shall terminate with immediate effect and all rights and obligations of the parties under this Deed shall cease forthwith upon the earlier of:

5.1.1	the date that the Shareholder Approval expires; and

5.1.2	agreement in writing between the parties to terminate this Deed, provided that, if either party requests that this Deed be terminated, the other party shall not unreasonably withhold or delay its agreement.

5.2	Termination of this Deed shall be without prejudice to the rights of either party that may have arisen prior to termination. The whole of this Clause 5 and Clauses 6 to 15 (inclusive) shall survive termination of this Deed.

6.	Warranties/Undertakings

6.1	Pfizer warrants and undertakes to the Company that the following warranties will be true and not misleading (i) as at the date of each notification by the Company or Pfizer pursuant to Clause 3.1.1, and (ii) as at the date of each Off-Market Purchase Completion:

6.1.1	each of the Ordinary Shares that are the subject of the relevant off-market purchase is beneficially owned by Pfizer (or its nominee(s)) and Pfizer (or its nominee(s)) has the power and authority to sell or procure the sale of the Ordinary Shares that are the subject of the relevant off-market purchase, in each case free from all Encumbrances; and

6.1.2	the Ordinary Shares that are the subject of the relevant off-market purchase are all fully paid.

6.2	Each party hereby warrants and undertakes to the other that the following warranties will be true and not misleading (i) as at the date of each notification by the Company or Pfizer pursuant to Clause 3.1.1, and (ii) as at the date of each Off-Market Purchase Completion:

6.2.1	it has the power under its constitutional documents and has taken all necessary corporate action to enter into and perform its obligations under this Deed and to carry out the transactions contemplated by it in accordance with the terms of this Deed; and

6.2.2	this Deed constitutes valid and binding obligations of it in accordance with its terms.

6.3	The Company hereby warrants and undertakes to Pfizer that, (i) as at the date of each notification by the Company or Pfizer pursuant to Clause 3.1.1, and (ii) as at the date of each Off-Market Purchase Completion: (a) the acquisition by it of any Ordinary Shares under and in accordance with this Deed is not prohibited or restricted by any applicable law or regulation and (b) it will at all relevant times comply with all laws, regulations, rules and corporate requirements applicable to it in connection with the acquisition by it of any Ordinary Shares under and in accordance with this Deed.

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6.4	Each party hereby undertakes that it will promptly notify the other party of any facts, matters or circumstances which would cause any of the warranties given by it pursuant to Clauses 6.1 to 6.3 (inclusive) to be untrue or misleading (i) as at the date of any notification by the Company or Pfizer pursuant to Clause 3.1.1, or (ii) as at the date of any Off-Market Purchase Completion.

7.	Notices

7.1	Any notice or other communication in connection with this Deed shall be in writing and shall be sufficiently given or served if delivered or sent.

7.1.1	in the case of the Company to:

with a copy (not constituting notice) to:

7.1.2	in the case of Pfizer to:

with a copy (not constituting notice) to:

7.2	A copy of each notice delivered by email shall be sent by hand or post to the recipient in accordance with Clause 7.1, but failure to send such a copy shall not render any notice ineffective.

7.3	Any such notice or other communication shall be delivered by hand, post or email. In the absence of evidence of earlier receipt, a notice or other communication is deemed given:

7.3.1	if sent by email, when sent (provided that an email shall be deemed not to have been sent if the sender receives a delivery failure notification); or

7.3.2	if delivered by hand or post, at the time of actual delivery.

7.4	A party may change its notice details for the purposes of Clause 7.1 by notifying the other party of such change, provided that such notification shall only be effective on:

7.4.1	the date specified in the notification as the date on which the change is to take place, being not less than five business days after the date of such notice; or

7.4.2	if no date is specified or the date specified is less than five business days after the date on which notice is given, the date falling five business days after notice of any such change has been given.

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8.	Entire agreement

The Deed contains the whole agreement between the parties in relation to the subject matter of this Deed to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Deed.

9.	Stamp Duty

The Company shall pay (or, if applicable, reimburse) Pfizer and/or its nominee(s) (in each case only to the extent actually paid or otherwise borne by such person), all United Kingdom stamp duty or stamp duty reserve tax (and associated fines, penalties and interest) arising directly as a result of the purchase or repurchase of (or agreement to purchase or repurchase) Ordinary Shares by, or the transfer (or agreement to transfer) of Ordinary Shares to, the Company (or its nominated broker(s), acting on its behalf) as contemplated in this Deed; in each case other than:

(a)	fines, penalties or interest payable as a result of any unreasonable delay or wilful default by Pfizer (or its nominee(s), as applicable) in accounting for the relevant stamp duty or stamp duty reserve tax; and

(b)	for the avoidance of doubt, stamp duty or stamp duty reserve tax (and associated fines, interest and penalties) arising in respect of: (x) transfers of, or agreements to transfer, Ordinary Shares to persons other than the Company (or its nominated broker(s), acting on its behalf); or (y) transfers of, or agreements to transfer, Ordinary Shares to any broker nominated by Pfizer for the purposes of the transactions contemplated by this Deed.

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10.	Further assurances

Each party agrees to do all things and execute all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the provisions of this Deed and the transactions contemplated by it.

11.	Assignment

Neither party to this Deed shall be permitted to assign, transfer or novate, or purport to assign, transfer or novate, all or any of its rights, benefits or obligations under this Deed to any other person without the prior written consent of the other party.

12.	Counterparts

This Deed may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

13.	Variation

No variation of this Deed shall be effective unless in writing and signed by or on behalf of each party.

14.	Third Party Rights

A person who is not a party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of or enjoy any benefit under, this Deed.

15.	Governing Law and Jurisdiction

This Deed and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law. Each party submits to the exclusive jurisdiction of the English courts to settle any dispute which may arise out of or in connection with this Deed.

In witness whereof this Deed has been duly executed and delivered as a Deed by the Parties on the day and year first before written.

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EXECUTED as a DEED by HALEON PLC acting by its attorney in the presence of the specified witness	Signed:	/s/ Matthew Conacher

Print name: Matthew Conacher

Authorised Signatory

Witness - Signed: /s/ Nicholas Ivory

I confirm that the above named signatory has executed this document in my presence

Print name: Nicholas Ivory

Address:

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EXECUTED as a DEED by PFIZER INC. acting by	/s/ Brian Byala

Brian Byala

who, in accordance with the laws of the territory in which PFIZER INC. is incorporated, is acting under the authority of PFIZER INC.	Authorised signatory

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